UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2005

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In February 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x) Controller's
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	147,555,926	61.9069	31.1015
Non-Voting Shares	12,350,157	5.2313	2.6031
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Banco Bradesco S.A.	Credit Exchange	11/feb	439,500
Common Shares		Credit Exchange	25/feb	642,100
Common Shares		Total		1,081,600
Non-Voting Shares		Debit Exchange	11/feb	366,494
Non-Voting Shares		Debit Exchange	25/feb	535,440
Non-Voting Shares		Total		901,934
Common Shares		Transferred	1/feb	3
Common Shares		Total		3
Common Shares		Transferred	1/feb	1
Common Shares		Total		1
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	148,637,528	62.3606	31.3295
Non-Voting Shares	11,448,223	4.8492	2.4130

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In February 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,268,398	0.9517	0.4781
Non-Voting Shares	2,348,118	0.9946	0.4949
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Non-Voting Shares	Bradesco S.A. C.T.V.M	buy	1/feb	2,500	63.80	R$ 159,500.00
Non-Voting Shares		buy	1/Feb	500	64.10	R$ 32,050.00
Non-Voting Shares		buy	10/Feb	20	73.15	R$ 1,463.00
Non-Voting Shares		buy	10/Feb	61	73.30	R$ 4,471.30
Non-Voting Shares		buy	10/Feb	600	73.00	R$ 43,800.00
Non-Voting Shares		buy	15/Feb	3,000	78.05	R$ 234,150.00
Non-Voting Shares		Total		6,681		R$ 475,434.30
Common Shares		sell	1/Feb	1,000	53.90	R$ 53,900.00
Common Shares		sell	1/Feb	2,000	53.80	R$ 107,600.00
Common Shares		sell	1/Feb	200	54.10	R$ 10,820.00
Common Shares		sell	1/Feb	800	53.99	R$ 43,192.00
Common Shares		sell	10/Feb	63	65.20	R$ 4,107.60
Common Shares		sell	10/Feb	100	66.10	R$ 6,610.00
Common Shares		sell	10/Feb	1,000	66.00	R$ 66,000.00
Common Shares		sell	10/Feb	1,100	65.97	R$ 72,567.00
Common Shares		sell	10/Feb	2,000	65.20	R$ 130,400.00
Common Shares		sell	10/Feb	2,000	65.60	R$ 131,200.00
Common Shares		Total		10,263		R$ 626,396.60
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	2,258,133	0.9473	0.4759
Non-Voting Shares	2,354,811	0.9974	0.4963

Observation:
Director that was fired from Banco Bradesco S.A. José Fonollosa García

Observation:
New member who belong to the Board of Director Raul Santoro de Mattos Almeida

In February 2005 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Bradesco Leasing S.A. Arrendamento Mercantil
Group and Family Dependants	(x)Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0000	0.0000
Non-Voting Shares	0	0.0000	0.0000
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	4	0.0000	0.0000
Non-Voting Shares	0	0.0000	0.0000

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In February 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	(X) Board of Executive Officers	( ) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	140,587	0.0589	0.0296
Non-Voting Shares	367,882	0.1558	0.0775
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Bradesco S.A. C.T.V.M	buy	15/feb	2,000	68.01	R$ 136,020.00
Common Shares		Total		2,000		R$ 136,020.00
Common Shares		sell	22/feb	2,000	67.00	R$ 134,000.00
Common Shares		Total		2,000		R$ 134,000.00
Non-Voting Shares		sell	22/feb	2,000	77.00	R$ 154,000.00
Non-Voting Shares		sell	22/feb	2,000	77.10	R$ 154,200.00
Non-Voting Shares		sell	14/feb	1,000	77.40	R$ 77,400.00
Non-Voting Shares		sell	14/feb	1,000	77.60	R$ 77,600.00
Non-Voting Shares		sell	14/feb	400	77.50	R$ 31,000.00
Non-Voting Shares		Total		6,400		R$ 494,200.00
Non-Voting Shares		buy	15/feb	3,150	78.05	R$ 245,857.50
Non-Voting Shares		Total		3,150		R$ 245,857.50
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	140,587	0.0589	0.0296
Non-Voting Shares	364,632	0.1544	0.0768

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In February 2005 there were not operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	(X) Audit Committee	( ) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	179,364	0.0752	0.0378
Non-Voting Shares	54,588	0.0231	0.0115
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	179,364	0.0752	0.0378
Non-Voting Shares	54,588	0.0231	0.0115

CONSOLIDATE FORM
Negociation's from Administration and Families Dependants- Paragraph 11 - Instruction CVM n.º 358/2002

In February 2005 were done the following operations with secutiries and derivatives in accordande with
Instruction CVM (Comissão de Valores Mobiliários) 358/2002 Paragraph 11

Company: Banco Bradesco S.A.
Group and Family Dependants	( )Board of Directors	( ) Board of Executive Officers	( ) Audit Committee	(X) Technical and Advisory Agencies
Openning Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	363	0.0001	0.0000
Non-Voting Shares	3	0.0000	0.0000
Month Moviment
Type of Securities/Derivatives	Broker	Operation	Day	Quantity	Price	Value in R$
Common Shares	Alfa C.C.V.M S.A.	rent	1/feb	240	46.15	R$ 11,076.00
Common Shares		rent	17/feb	200	50.01	R$ 10,002.00
Common Shares		rent	21/feb	300	50.01	R$ 15,003.00
Common Shares		Total		740		R$ 36,081.00
Closing Balance
Type of Securities/Derivatives	Quantity	% of participation
		Same type of Shares	Total
Common Shares	1,103	0.0004	0.0002
Non-Voting Shares	3	0.0000	0.0000

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 21, 2005

BANCO BRADESCO S.A.

By:	/S/ José Luiz Acar Pedro
José Luiz Acar Pedro Executive Vice President and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.